LCNB Corp.

2 North Broadway

Lebanon, Ohio 45036

August 10, 2023

VIA EDGAR

Aisha Adegbuyi

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Re:	LCNB Corp.

Registration Statement on Form S-4, As Amended on August 10, 2023

File No. 333-273606

Dear Ms. Adegbuyi:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LCNB Corp., an Ohio corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern time, on August 11, 2023, or as soon thereafter as practicable.

Please contact Christian Gonzalez, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (614) 628-6921 with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Gonzalez when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

LCNB Corp.

By:	/s/ Eric J. Meilstrup
Name:	Eric J. Meilstrup
Title:	President & Chief Executive Officer